UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HPL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40426C105

(CUSIP Number)

Rex S. Jackson

Senior Vice President and General Counsel

Synopsys, Inc.

700 East Middlefield Road

Mountain View, CA 94043

(650) 584-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40426C105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Synopsys, Inc., I.R.S. Identification No. 56-1546236

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,239,128 shares of common stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 6,239,128 shares of common stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,239,128 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.1% of common stock (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based on a Quarterly Report on Form 10-Q filed by HPL with the Commission on August 15, 2005.

Amendment No. 1 to Statement on Schedule 13D
This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D originally filed on July 2, 2004, by Synopsys, Inc., a Delaware corporation (“Synopsys”).
Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.001 of HPL Technologies, Inc., a Delaware corporation (“HPL”).  The principal executive offices of HPL are located at 2033 Gateway Place, Suite 400, San Jose, California 95110.

Item 2.	Identity and Background
(a) The name of the corporation filing this statement is Synopsys, Inc., a Delaware corporation.
(b) The address of Synopsys’ principal office is 700 East Middlefield Road, Mountain View, CA 94043.

(c)           Synopsys provides electronic design automation software that enables its customers to design complex integrated circuits and systems-on-chips in the global semiconductor and electronics industries.

(d)           Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            To Synopsys’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States except for Dr. Aart de Geus who is a citizen of the Netherlands and Dr. Raul Camposano who is a citizen of Germany.

Set forth on Schedule A is the name, and principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Synopsys as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

Synopsys purchased the 6,239,128 shares of HPL common stock to which this report relates (the “Purchased Shares”) from a third party for an aggregate purchase price of $2,869,998.88. The source of the funds for the Purchased Shares was Synopsys’ working capital.

Item 4.	Purpose of Transaction

On September 26, 2005, Synopsys delivered a letter to HPL expressing its interest in engaging in negotiations with HPL regarding a possible acquisition of HPL by Synopsys.  A copy of this letter is filed as an exhibit to this Amendment.  The letter specified that Synopsys was interested in engaging in negotiations with HPL regarding a possible transaction on the following key terms:

•      Synopsys would acquire, by means of a merger of a wholly-owned subsidiary of Synopsys into HPL, all of the outstanding capital stock of HPL at a price of approximately $0.30 per share, payable in cash, with no assumption of HPL stock options;

•      HPL would enter into a definitive merger agreement with Synopsys providing for the merger, which would include representations, warranties, covenants (including “no shop” covenants), closing conditions and termination rights to be negotiated by the parties; and

• Directors, officers and certain other stockholders of HPL would agree to vote their HPL shares in favor of the merger and otherwise support the merger.

The letter specified that before Synopsys would proceed with such negotiations, HPL must execute and deliver a 7-day exclusivity (“no shop”) agreement on or before September 26, 2005.  HPL delivered such an exclusivity agreement on September 26, 2005, a copy of which is filed as an exhibit to this Amendment.

The letter further specified that Synopsys’ execution of a merger agreement with HPL would be subject to, among other conditions: (a) satisfactory completion by Synopsys of its “due diligence” investigation relating to, among other matters, HPL’s capitalization, assets, liabilities, customers, contracts, employees, intellectual property and products, and all pending and threatened litigation and possible claims affecting HPL; and (b) approval of the merger agreement and all related agreements and transactions by HPL and Synopsys.

The letter also specified that it was an expression of interest only and did not set forth all of the matters upon which agreement must be reached in order for the merger agreement to be executed or the possible transaction to be consummated.  The respective rights and obligations of Synopsys and HPL remain to be defined in a merger agreement and related documents (the terms and provisions of which will be subject to approval by HPL and Synopsys).  Synopsys does not intend to be legally bound or otherwise to incur any obligations with respect to the proposed transactions until such time (if ever) as a merger agreement is executed and delivered.  Accordingly, the letter stated that it did not constitute a legally binding document and did not create any legal obligations on the part of, or any rights in favor of, HPL, its stockholders or any other party.

Notwithstanding the foregoing, Synopsys may determine to change its investment intent with respect to HPL at any time in the future.  Synopsys reserves the right to acquire additional shares of HPL common stock, to dispose of all or a portion of the Purchased Shares, or to change its intention with respect to any or all of the matters referred to in this Item.

Item 5.	Interest in Securities of the Issuer

(a)   Synopsys beneficially owns 6,239,128 shares of HPL common stock.  This number of shares represents approximately 15.1% of the issued and outstanding shares of HPL common stock (as reported by HPL in a Form 10-Q filed on August 15, 2005). To Synopsys’ knowledge, no shares of HPL common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b) Synopsys possesses the sole power to vote and to direct the vote, and sole power to dispose or to direct the disposition, of the Purchased Shares.
(c) Synopsys has not, and to Synopsys’ knowledge none of the executive officers and directors of Synopsys has, engaged in any transaction in HPL common stock during the past 60 days.
(d) To Synopsys’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with its purchase of the Purchased Shares from a third party, Synopsys entered into a Rights Agreement with HPL.  Pursuant to this agreement, HPL granted Synopsys registration and board observer rights.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Letter, dated September 26, 2005, from Synopsys to HPL.
99.2	Letter agreement, dated September 26, 2005, between HPL and Synopsys.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2005
Date

SYNOPSYS, INC.

/s/ Rex S. Jackson
Signature
Rex S. Jackson, Senior Vice President and General Counsel
Name/Title

Schedule A

Directors and Executive Officers of Synopsys, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Synopsys, Inc.  Except as indicated below, the business address of each person is c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, CA 94043.

BOARD OF DIRECTORS

Dr. Aart de Geus Chairman and CEO, Synopsys, Inc.	Dr. A. Richard Newton Professor of Electrical Engineering and Computer Sciences, University of California at Berkeley Berkeley, California 94720

Dr. Chi-Foon Chan President and Chief Operating Officer Synopsys, Inc.	Dr. Sasson Somekh President, Novellus Systems, Inc. 4000 N. First Street San Jose, California 95134

Bruce R. Chizen President, Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110	Roy Vallee Chairman and CEO, Avnet, Inc. 2211 S. 47 th Street Phoenix, Arizona 85034

Deborah A. Coleman General Partner, SmartForest Ventures 209 SW Oak Street, First Floor Portland, Oregon 97204	Steven C. Walske Chief Business Strategist, Parametric Technology Corporation 140 Kendrick Street Needham, Massachusetts 02494

EXECUTIVE OFFICERS

Name	Title
Dr. Aart de Geus	Chairman and Chief Executive Officer
Dr. Chi-Foon Chan	President and Chief Operating Officer
Vicki L. Andrews	Senior Vice President, Worldwide Sales
Dr. Raul Camposano	Senior Vice President, Chief Technology Officer and General Manager, Silicon Engineering Group
John Chilton	Senior Vice President and General Manager, Solutions Group
Janet S. Collinson	Senior Vice President, Human Resources and Facilities
Dr. Antun Domic	Senior Vice President and General Manager, Implementation Group
Manoj Gandhi	Senior Vice President and General Manager, Verification Group
Jay N. Greenberg	Senior Vice President, Marketing
Deirdre Hanford	Senior Vice President, Worldwide Application Services
Rex S. Jackson	Senior Vice President, General Counsel and Corporate Secretary, Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter, dated September 26, 2005, from Synopsys to HPL.
99.2	Letter agreement, dated September 26, 2005, between HPL and Synopsys.